PLAYERS NETWORK

1771 E. Flamingo Road, #201-A

Las Vegas, NV 89119

July 12, 2013

United States Securities and

      Exchange Commission

Mail Stop 7010

100 F Street NE

Washington, DC 20549

Re:	Players Network Registration Statement on Form S-1 Filed December 4, 2012 File No. 333-185263

To Whom It May Concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Players Network, a corporation organized under the laws of the State of Nevada (the "Company") hereby apples for the immediate withdrawal of the above referenced Registration Statement, which was originally filed with the Securities and Exchange Commission on December 4, 2012 together with all exhibits and amendments thereto.

The Registration Statement was filed in connection with the proposed initial public offering of 22,750,000 shares of the Company's common stock that was to be offered and sold by the selling stockholder, Dutchess Opportunity Fund, II, LP, pursuant to a “put right” under an Investment Agreement for an Equity Line Financing that the Company entered into on November 7, 2012 (the "Investment Agreement"). The Company confirms that no securities have been sold pursuant to the Registration Statement.

Sincerely,

Players Network

By: /s/ Mark Bradley

Mark Bradley, Chief Executive Officer